

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2024

Jianshuang Wang
Co-Chief Executive Officer
NuZee, Inc.
2865 Scott St. Suite 107
Vista, California 92081

>    **Re: NuZee, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed August 9, 2024**
>    **File No. 333-281450**

Dear Jianshuang Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

>    Sincerely,
>
>    Division of Corporation Finance
>    Office of Trade & Services

cc:    Bonnie Bai